VolitionRx Limited

1 Scotts Road

#24-05 Shaw Centre

Singapore 228208

Telephone +1 (646) 650-1351

January 8, 2015

U. S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:

VolitionRx Limited

Request for Withdrawal of:

Amendment No. 1 to Form S-1 Registration Statement

Filed on January 8, 2015

File No.: 333-183056

Ladies and Gentleman:

VolitionRx Limited (the “Company”) hereby requests the withdrawal of Amendment No. 1 to its Registration Statement on Form S-1 (File No. 333-183056) as erroneously filed with the U.S. Securities and Exchange Commission (the “Commission”) on EDGAR on January 8, 2015 (the “Registration Statement”).

We are requesting a withdrawal solely due to the fact that the Registration Statement was filed under the wrong file number, 333-183056.  The correct file number is 333-200628. We believe that such withdrawal is consistent with the public interest and the protection of investors.  The omission was not detected until after the Registration Statement was filed. A corrected Registration Statement has been filed via EDGAR with the correct file number (333-200628).

The Company requests a withdrawal of the Registration Statement pursuant to Rule 477(a) under the Securities Act of 1933, as amended. Thank you for your assistance in the matter. Should you require further information, please contact our legal counsel, Mr. Roy Fox, at (949) 725-4171.

Very truly yours,

/s/ Cameron Reynolds

Cameron Reynolds

Chief Executive Officer